Exhibit 1.01

Christopher & Banks Corporation

Conflict Minerals Report

For the reporting period from January 1, 2015 to December 31, 2015

Christopher & Banks Corporation is a Minneapolis, Minnesota-based retailer of women’s apparel and accessories, which together with its wholly-owned subsidiaries, Christopher & Banks, Inc. and Christopher & Banks Company (collectively referred to as “Christopher & Banks”, the “Company”, “we” or “us”) operates an online store and retail stores in 45 states.  This Conflict Minerals Report (the “Report”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rules”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015.

The Rules require disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rules are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten, all of which we collectively refer to in this Report as the “Conflict Minerals”. The “Covered Countries” for purposes of the Rules and this Report are the Democratic Republic of the Congo (the “DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. The Company contracts to manufacture certain products that contain Conflict Minerals necessary to their functionality.

The Company is supportive of efforts to end the human suffering associated with the mining of the Conflict Minerals in the Covered Countries that directly or indirectly finances or benefits arms groups that have been identified as perpetrators of serious human rights abuses.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the federal securities laws.  Any statements that do not relate to historical or current matters are forward-looking statements.  You can identify some of the forward-looking statements by use of forward-looking words, such as “intend” and the like, or the use of future tense.  Examples of forward-looking statements include, but are not limited to, statements concerning the Company’s intended future efforts to mitigate the risk that the manufacture of its products benefits arms groups in the Covered Countries.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements.  These risks and uncertainties may include, but are not limited to, the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners and other market participants responsibly source Conflict Minerals and political and regulatory developments, whether in the DRC region, the United States, or elsewhere.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document.  We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were contracted to be manufactured by the Company; and (iii) for which the manufacture was completed during calendar year 2015.  These products, which are referred to in this Report collectively as the “Covered Products”, are: all apparel which contains metal clasps, zippers, fasteners or buttons necessary to its functionality and which the Company reasonably determined it contracted to manufacture.

The Company’s Reasonable Country of Origin Inquiry

The Company has conducted a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. The RCOI was designed to determine whether any of the Conflict Minerals that were necessary to the functionality or production of a Covered Product originated in the Covered Countries and, if so, whether the Conflict Minerals were from recycled or scrap sources. The Company does not purchase Conflict Minerals directly from mines, smelters, refiners or otherwise. The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturers of the Covered Products and the original sources of materials, including any Conflict Minerals. The Company therefore relies on its vendors to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

The Company’s Due Diligence Program

The Company also exercised due diligence on the source of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in Annex 1 of the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition (the “OECD Guidance”).

OECD Guidance Step 1:  Establish strong company management systems.

Following the adoption of the Rules, the Company initially gathered representatives from the Company’s Vendor Compliance, Planning, Allocation, Production & Sourcing, Legal, Merchandising, Finance and Logistics Departments.   Representatives from these departments were educated on the Rules and provided input as to the Company’s compliance plan and due diligence procedures.

Subsequently, a smaller working group comprised of representatives from the Vendor Compliance, Production & Sourcing, Finance and Legal Departments  (the “Working Group”) developed an internal policy and guidelines for the due diligence process.  The Working Group used a questionnaire (developed jointly by the Electronic Industry Citizen Coalition (the “EICC”) and the Global E-Sustainability Initiative) (the “Questionnaire”), which was distributed as described below under Step 2. The Working Group drafted an accompanying explanatory memorandum describing the Questionnaire, various aspects of compliance with the Rules, and a link to third-party materials describing the Rules.

OECD Guidance Step 2: Identify and assess risks in the supply chain.

The Company, primarily through the Working Group, and working with representatives from the Company’s Merchandising Department, determined which of the Company’s products were Covered Products (as defined above) and which of the Company’s vendors contracted to manufacture those Covered Products, using product specifications, order history information, and other information known to us.  The Company distributed the Questionnaire and explanatory memorandum to all vendors with which the Company contracted to manufacture the Covered Products (24 vendors). The Questionnaire sought information from each such vendor regarding whether the Covered Products the vendor manufactured on the Company’s behalf contained Conflict Minerals, as well as the source of any such Conflict Minerals, and whether any of the Conflict Minerals used in the Covered Products may be from recycled or scrap sources.

The Working Group met on several occasions to review and discuss the responses received from the vendors.  The Working Group evaluated which of the responses required additional follow-up, and directed such follow-up.  The Company followed up by email with those vendors that did not respond to the questionnaire by the deadline stated in the explanatory memorandum or those that returned incomplete responses or responses that required further clarification, in each case requesting the vendor to submit a revised response.   In addition, the Company followed up by email with a total of 11 vendors that had manufactured Covered Products on behalf of the Company during 2015 containing metal components such as clasps, zippers, fasteners or buttons but who had initially responded that such Covered Products did not contain Conflict Minerals, in order to confirm that those metal components did not contain Conflicts Minerals.  One vendor provided a revised questionnaire, and the other ten vendors responded in writing confirming that the metal components in the Covered Products they manufactured did not contain Conflict Minerals.   The Company ultimately received completed questionnaires from all 24 vendors it so solicited, as well as complete responses to its follow up communications to the 11 vendors described in the preceding sentence.  The Company evaluated those responses based upon a set of criteria developed by the Working Group and consistent with the OECD Guidance.

Twenty-two of the 24 vendors responded that the Covered Products they manufactured for the Company during 2015 did not contain Conflict Minerals.  Two vendors responded that the Covered Products they manufactured for the Company during 2015 contained tin.  Both such vendors responded that the Conflict Minerals contained in the Covered Products did not originate from the Covered Countries, but neither had received sourcing information from all of its suppliers.  One vendor responded that less than 100% of the tin used in the Covered Products originated from recycled or scrap sources, and the other responded that it did not know.

OECD Guidance Step 3:  Design and implement a strategy to respond to identified risks.

The Working Group reviewed the findings of the supply chain risk assessment as described above under Step 2.  The Working Group discussed and considered the appropriate strategy to mitigate the risk that the necessary Conflict Minerals in our Covered Products directly or indirectly finance or benefit arms groups that have been identified as perpetrators of serious human rights abuses.  The risk mitigation strategy selected by the Company is discussed in more detail below under “The Company’s Intended Future Risk Mitigation Efforts.”

OECD Guidance Step 4:  Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

Under the Company’s due diligence procedures, it periodically communicates its expectation that suppliers utilize recycled and scrap sources and/or smelters or refiners that have been validated as compliant in accordance with the Conflict Free Smelter Program (“CFS”) and listed on the Compliant Smelter List available at conflictfreesmelter.org.  To the extent that smelters or refiners of Conflict Minerals in our supply chain are identified to us, the Company will utilize tools made available by the EICC and the Conflict Free Smelter Initiative (“CFSI”) regarding conflict-free sourcing and rely on third-party audits of smelters and refiners performed under their protocols.  The CFSI is the global leader for responsible sourcing of minerals and provides information on conflict-free smelters and refiners, common tools to gather sourcing information, and forums for exchanging best practices on addressing Conflict Minerals.

OECD Guidance Step 5:  Report on supply chain due diligence.

We filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made this Conflict Minerals Report available on our website.

Product Determination

We believe that the Conflict Minerals constitute only a small portion of the materials content of the Covered Products.   The Company’s Covered Products are typically manufactured from a number of generic components.  Because of the depth, breadth and constant evolution of its supply chain for the Covered Products, the Company has found it difficult to identify suppliers downstream from its direct suppliers.  After exercising the due diligence described above, the Company was unable to conclude whether any of the Conflict Minerals present in and necessary to the functionality of the Covered Products originated in the Covered Countries and, if so, whether the necessary Conflict Minerals were from recycled or scrap sources. Based upon this determination, an independent private sector audit is not required.

The Company’s Intended Future Risk Mitigation Efforts

As described above, the Company relies upon its vendors to provide information about the source of any Conflict Minerals contained in any Covered Products. As part of its due diligence process, the Company provided its vendors with information regarding the Conflict Free Smelter Program (“CFS”) and the CFS Program Compliance Smelter List. In addition, the Company has communicated to its vendors its policy and expectation that all vendors that manufacture products on our behalf source all Conflict Minerals for those products from (a) recycled and scrap sources; (b) smelters that have been validated as compliant in accordance with the CFS Program and listed on the Compliant Smelter List available at conflictfreesourcing.org; or (c) a combination of (a) and (b).  Going forward, the Company intends to continue to mitigate the risk that Conflict Minerals contained in its products could benefit arms groups in the Covered Countries, by, among other measures, continuing to communicate to vendors of Covered Products our sourcing expectations, as well as working with new vendors to ensure that they understand the requirements of the Company’s policy and expectations surrounding the sourcing of Conflict Minerals, the Conflict Minerals Rule, and the OECD Guidance.